February 15, 2019

G. Bradley Cole
Chief Financial Officer
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, CA 94063

       Re: Genomic Health, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 8-K filed November 6, 2018
           Response dated February 4, 2019
           File No. 000-51541

Dear Mr. Cole:

       We have reviewed your February 8, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 26, 2018 letter.

Form 8-K filed November 6, 2018

Exhibit 99.1, page 1

1. We note your response to comment 1. Please provide a discussion of your consideration of question 100.04 of the Division's Non-GAAP Financial Measures Compliance and
      Disclosure Interpretations and your rationale for inclusion of the adjustments related to your upfront and milestone payments to Biocartis in determining that they do not substitute individually-tailored income or expense recognition methods for those of
      GAAP.
 G. Bradley Cole
Genomic Health, Inc.
February 15, 2019
Page 2

      You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at
(202) 551-
3650 with any questions.



                                                        Sincerely,
FirstName LastNameG. Bradley Cole
                                                        Division of Corporation
Finance
Comapany NameGenomic Health, Inc.
                                                        Office of Beverages,
Apparel and
February 15, 2019 Page 2                                Mining
FirstName LastName